UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	16 February 2017

Release Number	4/17

CHANGES TO THE BHP BILLITON BOARD

BHP Billiton Chairman, Jac Nasser, today announced the appointment of Grant King to the BHP Billiton Board as an independent Non-executive Director, effective as of 1 March 2017.

From 2000 until 2016, Mr King served as the Managing Director and Chief Executive Officer of Origin Energy Limited, a leading Australian energy retailer with diverse operations spanning across the energy supply chain.

Mr King is currently the President of the Business Council of Australia.

Mr Nasser said Mr King’s appointment reflected the Board’s commitment to a structured and rigorous approach to Board succession and planning, having regard to the skills, experience and attributes required to effectively govern the business.

“Grant is an excellent appointment and he will bring to the Board his strategic thinking, immense intellect, and his ability to apply a long term view. He has extensive executive experience leading a company that has operated in a volatile and changing global environment, and broad oil and gas industry experience.”

Pat Davies, who has been a Non-executive Director of BHP Billiton since June 2012, will retire from the Board, with effect from 6 April 2017, to focus on his family business and to pursue other interests.

Mr Nasser thanked Mr Davies for his valuable contribution to the Board and service to BHP Billiton during his tenure.

“We wish Pat all the best for the future and we will miss his insights and perspectives.”

There will be 10 Non-executive Directors on the BHP Billiton Board after the appointment of Mr King and the retirement of Mr Davies.

Grant King

Mr King, 62, served as the Managing Director and Chief Executive Officer of Origin Energy Limited from February 2000 to November 2016 following Origin Energy’s demerger from Boral Limited. During his tenure at Origin Energy, he successfully led the company through a period of significant growth and presided over a number of acquisitions and major development projects.

Between 1994 and 2000, Mr King served as Managing Director of Boral Energy. Prior to joining Boral Energy, he held various management roles with The Australian Gas Light Company (from 1977 to 1994).

Mr King is the President of the Business Council of Australia and a Director of the University of New South Wales Foundation Ltd and the Origin Foundation Limited.

Mr King has a Bachelor of Engineering from the University of New South Wales, Australia and a Master of Management from the University of Wollongong, Australia. He is a Fellow of the Australian Institute of Company Directors.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations

Australia and Asia

Matthew Martyn-Jones

Tel: +61 3 9609 2360 Mobile +61 419 418 394

Email: Matthew.Martyn-Jones@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Investor Relations

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 16, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary